

Bradford & Bingley



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SEC MAIL
PROCESSING
RECEIVED
MAY 05 2003
WASH. D.C.
187

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

SUPPL

30 April 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

Bradford & Bingley plc

29 April 2003

AGM Statement, Board changes and Acquisitions

At the Annual General Meeting of Bradford & Bingley plc to be held today, the Chairman, Rod Kent, will make the following comments in respect of first quarter trading, board appointments and acquisitions.

Trading Statement

"Overall, our business performance was on plan for the first quarter: -

- Continued momentum in lending reflects strong organic growth supplemented by the £470m GMAC-RFC loan portfolio acquisition announced in March
- Savings balances are stable despite pressures from aggressive market pricing
- Distribution revenues are holding up with a strong performance in mortgage broking, offsetting a difficult wealth market
- We are increasing our investment in our distribution business in preparation for regulatory change

There is no evidence of investor confidence returning to the equity market yet and, as we enter the main season for property sales, it remains to be seen how resilient the residential property market is in the aftermath of the Iraq War and in the face of higher personal taxes.

Board Appointments

Today we are announcing a number of planned changes to the Bradford & Bingley Board.

Diana Courtney, who has served on the Board for 10 years will retire on 30th April 2003. The Board thanks her for her substantial and much respected contribution to the Group's development.

Trevor Lewis, Deputy Chairman, who has served on the Board for 13 years and Mark Smith, who has served for 9 years, plan to retire later in the year.

Steve Webster (50), who is the Group Finance Director of Wolseley Plc, will join the Board on 1st May 2003 and will take over from Trevor Lewis as Chairman of the Audit Committee in the second half of the year.

The Nomination Committee is in active discussions with other potential non-executive directors. It is also the Board's intention to increase the number of executive directors on the Board in due course.

Acquisitions

Today we are also pleased to announce:

1. A further agreement with GMAC-RFC has been concluded which allows the Group to acquire up to £1.05 billion of mortgages over the next 7 months. This transaction follows the successful acquisitions of loan portfolios from GMAC-RFC in September 2002 and March 2003. This strategic partnership allows the Group to harness GMAC-RFC's mortgage origination capacity and accelerate the already strong organic growth achieved through its Mortgage Express subsidiary.

2. Bradford & Bingley has also agreed to acquire Holden Meehan Ltd, one of the UK's leading fee-based IFA businesses. Holden Meehan brings to the Group greater personal financial planning skills in the mid to high net worth market with a particular focus on executive pension planning, socially responsible investment and portfolio management services to both corporate and private clients. Based in Bristol and London, Holden Meehan currently operates with 25 IFAs and achieved a turnover of £3.6m in 2002 with net assets of £56,000 as at December 31st 2002.

As Holden Meehan is a regulated business, upon completion of the deal, which is subject to regulatory approval, Bradford & Bingley is relinquishing its statutory protection from take over 30 months early to allow the business to pursue its planned growth through acquisition of regulated companies.

Neither of the two transactions announced today affect our continuing share buy-back programme."

Commenting on today's acquisition announcements, Christopher Rodrigues, Group Chief Executive said:

"Today's announcements represent another step in the implementation of Bradford & Bingley's strategy. The agreement to purchase a further portfolio from GMAC-RFC adds scale to the selective lending business and complements our strong organic lending growth. The acquisition of Holden Meehan brings specialist financial planning skills to our IFA business. Charcol is a leader in the mortgage IFA market and we will harness Holden Meehan's skills to build the leading fee based IFA. We will continue to pursue acquisitions that add skills and scale to our lending and distribution businesses and improve return on equity for our shareholders."

Specifics of GMAC Loan Portfolio Acquisition

The acquisition will be made in three tranches, the size of which will be determined by Bradford & Bingley. The minimum consideration for each of the three tranches will be £101m up to a combined total of £1.05 billion. The assets will be acquired by Mortgage Express, a wholly owned subsidiary of Bradford & Bingley Plc, and will be funded from the Group's existing resources.

The loan portfolio acquisition will increase the Group's managed assets, which stood at £26.6 billion on 31st December 2002, by up to 4%. Although the mix of the mortgages acquired will not be finalised until Bradford & Bingley exercises its option to buy, the portfolio will have similar characteristics to the previous portfolios the Group has acquired from GMAC-RFC.

All lending in the portfolios will be secured on residential property and of a similar credit risk profile to the Group's new lending. In addition to reviewing the credit controls GMAC employed in originating the loan portfolios, Mortgage Express will further test the loan books using its own credit scoring process to confirm that they meet the Group's credit standards.

Specifics of Holden Meehan IFA Acquisition

Upon completion, the Holden Meehan business will be integrated into the Charcol brand and will operate as Charcol Holden Meehan. The acquisition builds on Charcol's current position as the UK's leading mortgage IFA, increasing both the range of services it offers to clients and its power to attract new customers. Holden Meehan's management team will remain at the centre of the new proposition and its evolution into a nationwide offering, the development of which will be supported by further investment in the short term.

Bradford & Bingley is the UK's largest IFA through its two brands; MarketPlace and Charcol. The acquisition strengthens Bradford & Bingley's position in a changing regulatory environment. One clear advantage is that Holden Meehan currently operates a menu-based approach to remuneration for advice which will ensure the Group is able to respond to the FSA's draft rules on how IFAs will operate in a depolarised environment.

Notes:

Board Changes

- Steve Webster is Group Finance Director of Wolseley Plc. After some 20 years at Price Waterhouse, where he became a partner in 1983, he joined the Board of Wolseley Plc as Finance Director in 1994. Wolseley operates in 12 countries and is the world's largest distributor of plumbing and heating equipment to professional contractors, with sales of some £8 billion and operating profits of £464 million for the year to 31st July 2002, and a current market capitalisation of £3 billion. With Wolseley, he has been involved in over 100

acquisitions and the disposal of over 40 companies. Amongst his other duties at Wolseley he is the Board member responsible for risk management.

- George Cox, an existing non-executive director, will take over as Chairman of the Remuneration Committee upon the retirement of Mark Smith.

Background to GMAC Acquisition

- Bradford & Bingley previously acquired a £650m loan portfolio from GMAC-RFC in September 2002. This was followed by a second portfolio purchase in March 2003 for a total consideration of £470m.
- Bradford & Bingley only offers loans secured on property. As at 31st December 2002, its loan portfolio stood at £20.5bn of which 82% was secured on residential property and 18% secured on commercial property (including Housing Associations). Buy-to-let lending accounted for under 30% of the Group's total residential lending assets.
- As at 31st December 2002 Bradford & Bingley Plc had approximately 30,000 buy-to-let customers, around three quarters of whom had mortgages on only one property. The average loan size for total buy-to-let balances at 31st December 2002 was approximately £97,000 nationally and £136,500 in London. The average loan-to-value of the Group's buy-to-let loans was 71% based on original valuation and 59% based on current values. The average income of a typical buy-to-let customer is £60K pa.
- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of niche mortgages, including mortgages for the self-employed, buy-to-let and 100% loans.
- The consideration figure includes the assets purchased and a premium payable to GMAC-RFC.

Background to Holden Meehan Acquisition

- Holden Meehan was formed in 1986 by former partner Peter Holden and current managing director Pat Meehan. The current management team will remain within Charcol Holden Meehan. Holden Meehan is authorised to give advice on most aspects of personal finance, including pension planning, short and long term savings, and most types of capital investment and portfolio management. It specialises in the mid to high net worth market, taking an holistic approach to financial planning. Holden Meehan also specialises in socially responsible investment.
- Bradford & Bingley is the UK's largest IFA through its two brands: The MarketPlace at Bradford & Bingley and Charcol.
- The MarketPlace at Bradford & Bingley was launched in March 2000 and is the only high street bank to offer independent advice on mortgages, investments, pensions, and insurance. The MarketPlace proposition can be accessed in over 300 estate agency and 200 bank branches and online.
- Charcol is the UK's leading independent financial adviser and has been in the financial advice business for over twenty-five years. With 15 branches, Charcol managed over £2bn of mortgage applications last year. In November 1999 Charcol added an online component to its business - by launching the UK's first online mortgage broking site, Charcolonline. In February 2000 Charcol become part of the Bradford & Bingley Group. Charcol has been voted Money Marketing's Mortgage IFA of the Year for the last 4 consecutive years.

Analyst Conference Call

We will be holding an analyst conference call at 0930 hours today. The dial-in number is **020 7984 7576** (alternative access number: +44 (0) 207 784 1014) and the call will be available on replay until the end of Wednesday 30th April on 020 7784 1024 (passcode 435425).

Ends

For further information:

Press Office:

Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD

Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Kate Inverarity
Tulchan Communications Limited
8th Floor
21 New Fetter Lane
London
EC4A 1AE

Tel: 020 7353 4200
Fax: 020 7353 4201
Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA

Tel: 01274 806112
Fax: 01274 554357
Email: phillip.mclelland@bbg.co.uk

Kirsty Macmaster
Macmaster & Company
Bruton House
25 Bruton Street
London
W1J 9QH

Tel: 020 7493 9500
Fax: 020 7493 9600
Email: k.macmaster@macmaster.co.uk

Re 82-5154

Bradford & Bingley plc

Results of Annual General Meeting

At the Annual General Meeting of Bradford & Bingley plc on 29 April 2003 all the resolutions set out in the Notice of the meeting were approved by the shareholders.

The resolutions included the renewal of a general authorisation, first given to the Company in 2001, to make market purchases of its own shares up to a maximum of 65,300,000 ordinary shares (approximately 10% of the issued share capital).

End
29 April 2003